FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	November	……………………………………………… ,	2022

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date…	November 10, 2022	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan for the third quarter ended September 30, 2022

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the third quarter ended

September 30, 2022

CANON INC.

Tokyo, Japan

CONTENTS

		Page
I	Corporate Information

	(1) Consolidated Financial Summary	2

	(2) Description of Business	2

II	The Business

	(1) Risk Factors	3

	(2) Operating Results and Financial Conditions	3

	(3) Significant Business Contracts Entered into in the Third Quarter of Fiscal 2022	10

III	Company Information

	(1) Shares	11

	(2) Directors and Executive Officers	13

IV	Financial Statements

	(1) Consolidated Financial Statements	14

	(2) Other Information	52

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I.	Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Nine months ended September 30, 2022	Nine months ended September 30, 2021	Three months ended September 30, 2022	Three months ended September 30, 2021	Year ended December 31, 2021
Net sales	2,874,239	2,557,908	996,090	833,324	3,513,357
Income before income taxes	231,969	231,147	79,076	79,326	302,706
Net income attributable to Canon Inc.	159,118	154,920	54,118	49,317	214,718
Comprehensive income (loss)	480,656	267,657	105,086	46,944	406,815
Canon Inc. shareholders’ equity	—	—	3,122,629	2,740,069	2,873,773
Total equity	—	—	3,354,224	2,959,150	3,098,429
Total assets	—	—	5,301,056	4,752,215	4,750,888
Net income attributable to Canon Inc. shareholders per share:
Basic (yen)	153.70	148.16	52.90	47.16	205.35
Diluted (yen)	153.65	148.12	52.88	47.15	205.29
Canon Inc. shareholders’ equity to total assets (%)	—	—	58.9	57.7	60.5
Net cash provided by operating activities	188,481	349,971	—	—	451,028
Net cash used in investing activities	(132,350)	(148,351)	—	—	(207,256)
Net cash used in financing activities	(29,582)	(139,986)	—	—	(267,366)
Cash and cash equivalents at end of period	—	—	465,298	482,240	401,395

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S. GAAP.

The Canon Group (consisting of the Company, 332 consolidated subsidiaries, and 9 affiliates accounted for using the equity method, as of September 30, 2022, collectively, the “Group”) is engaged in development, manufacturing, sales, and servicing activities in areas such as printing, imaging, medical, and industrial. No material change in Canon’s business has occurred during the nine months ended September 30, 2022.

No additions or removals of significant group entities have occurred during the nine months ended September 30, 2022.

II.	The Business

(1)	Risk Factors

No new risks have been identified during the nine months ended September 30, 2022. No material changes have been identified pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Operating Results and Financial Conditions

Looking back at the third quarter of 2022, the pace of economic recovery slowed amid rising global inflation and interest rates, despite personal consumption underpinned by easing of restrictions on economic activities. In the United States, the economy showed signs of a slowdown due to inflation and tightened financial measures. However, economic recovery continued due to a robust increase in personal consumption. In Europe, the economy slowed down due to increased energy prices and continuous hikes of interest rates in response to the prolonged Ukraine crisis. In China, the speed of recovery of personal consumption declined due to the restrictions implemented under its Zero-COVID strategy again. In other emerging countries, the economy recovered moderately, mainly in India and Southeast Asia. In Japan, in spite of a resurgence of coronavirus disease (“COVID-19”) infections happening amid inflationary pressure caused by depreciation of the yen, the economy continued to recover moderately, mainly in terms of personal consumption resulting from eased restrictions.

In the markets in which Canon operates, demand for office multifunction devices (MFDs) remained firm, while demand for laser printers and inkjet printers declined due to the decreased demand from customers working from home. For cameras, demand remained solid, mainly for mirrorless cameras and lenses. For medical equipment, demand mainly for diagnostic imaging unit products recovered outside Japan, although demand in Japan declined this year due to a drop-off after government spending concluded last year. Demand remained high for semiconductor lithography equipment amid favorable market conditions, while demand for such devices as memory declined. For FPD (Flat Panel Display) lithography equipment, demand tend to decline due to decreased demand from customers working from home amid the COVID-19 pandemic and the current economic slowdown.

The average values of the yen during the third quarter and the first nine months of the year were ¥138.40 and ¥128.26 against the U.S. dollar, respectively, a year-on-year depreciation of approximately ¥28 and year-on-year depreciation of approximately ¥20, and ¥139.40 and ¥136.07 against the euro, respectively, a year-on-year depreciation of approximately ¥10 and year-on-year depreciation of approximately ¥6.

(2)	Operating Results and Financial Conditions (continued)

[Third quarter results]

Summarized results of the consolidated statements of income for the three months ended September 30, 2022 and September 30, 2021 are as follows:

	Millions of yen (except per share amounts and percentage data)
	Three months ended September 30, 2022	Change	Three months ended September 30, 2021
Net sales	996,090	+19.5%	833,324
Gross profit	451,033	+16.3	387,959
Operating expenses	369,593	+12.3	329,231
Operating profit	81,440	+38.7	58,728
Other income (deductions)	(2,364)	—	20,598
Income before income taxes	79,076	-0.3	79,326
Net income attributable to Canon Inc.	54,118	+9.7	49,317

Net income attributable to Canon Inc. shareholders per share:
Basic	52.90	+12.2	47.16
Diluted	52.88	+12.2	47.15

As for the third quarter, despite concerns about the impact of inflation and rising interest rates, sales for mirrorless cameras and network cameras remained solid and sales for office MFDs recovered steadily. Net sales for the third quarter increased by 19.5% year-on-year to ¥996.1 billion due to the price adjustment of products and depreciation of the yen. Gross profit as a percentage of net sales decreased by 1.3 points to 45.3% due to the increase in the ratio of hardware caused by stabilization of production supply including printers, in addition to the increased costs of parts and logistics. However, third-quarter gross profit increased by 16.3% year-on-year to ¥451.0 billion, mainly due to the depreciation of the yen. Operating expenses increased by 12.3% year-on-year to ¥369.6 billion as a result of increased operating expenses denominated in foreign currencies due to the depreciation of the yen. On the other hand, the expense to sales ratio decreased by 2.5 points to 37.1% due to the promotion of efficiency for operations although sales activities increased. As a result, operating profit as a measure of the performance of business activities increased by 38.7% year-on-year to ¥81.4 billion. Other income (deductions) decreased by ¥22.9 billion year-on-year to a loss of ¥2.3 billion, mainly due to deterioration of valuation gains and losses on securities and currency exchange losses from liabilities, incurred by group finance, denominated in foreign currencies, caused by the depreciation of the yen. As a result, although income before income taxes decreased by 0.3% year-on-year to ¥79.1 billion and net income attributable to Canon Inc. increased by 9.7% year-on-year to ¥54.1 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥52.90 for the third quarter, a year-on-year increase of ¥5.74.

(2)	Operating Results and Financial Conditions (continued)

[Nine-month results]

Summarized results of the consolidated statements of income for the nine months ended September 30, 2022 and September 30, 2021 are as follows:

	Millions of yen (except per share amounts and percentage data)
	Nine months ended September 30, 2022	Change	Nine months ended September 30, 2021
Net sales	2,874,239	+12.4%	2,557,908
Gross profit	1,309,463	+10.0	1,189,941
Operating expenses	1,053,408	+7.1	983,380
Operating profit	256,055	+24.0	206,561
Other income (deductions)	(24,086)	—	24,586
Income before income taxes	231,969	+0.4	231,147
Net income attributable to Canon Inc.	159,118	+2.7	154,920

Net income attributable to Canon Inc. shareholders per share:
Basic	153.70	+3.7	148.16
Diluted	153.65	+3.7	148.12

As for the first nine months, despite the ongoing shortage of semiconductor chips and supply chain disruptions due to lockdowns in China, Canon prioritized product supply by maximizing production, which was achieved by switching to alternative parts and developing business with new component suppliers. Sales for office MFDs recovered steadily and sales for mirrorless cameras and network cameras remained solid. Net sales for the first nine months increased by 12.4% year-on-year to ¥2,874.2 billion due to the price adjustment of products and depreciation of the yen. Gross profit as a percentage of net sales decreased by 0.9 points to 45.6% due to the increase in the ratio of hardware caused by stabilization of production supply including printers, in addition to the increased costs of parts and logistics. However, gross profit increased by 10.0% year-on-year to ¥1,309.5 billion due to the depreciation of the yen mainly. Operating expenses increased by 7.1% year-on-year to ¥1,053.4 billion as a result of increased operating expenses denominated in foreign currencies due to the depreciation of the yen and non-recurring expenses incurred to close a certain production facility, despite a gain on the sales of fixed assets resulting from optimizing a branch office capacity of an overseas sales subsidiary. On the other hand, the expense to sales ratio decreased by 1.7 points to 36.7% due to the promotion of efficiency for operations although sales activities increased. As a result, operating profit as a measure of the performance of business activities increased by 24.0% year-on-year to ¥256.1 billion. Other income (deductions) decreased by ¥48.6 billion year-on-year to a loss of ¥24.1 billion, mainly due to deterioration of valuation gains and losses on securities and currency exchange losses from liabilities, incurred by group finance, denominated in foreign currencies, caused by the depreciation of the yen. As a result, income before income taxes increased by 0.4% to ¥232.0 billion and first nine months net income attributable to Canon Inc. increased by 2.7% to ¥159.1 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥153.70 for the first nine months, a year-on-year increase of ¥5.54.

(2)	Operating Results and Financial Conditions (continued)

Operating results by segment (“business unit”) for the nine months ended September 30, 2022 and September 30, 2021 are as follows:

Printing Business Unit	Millions of yen (except percentage data)
	Nine months ended September 30, 2022	Change	Nine months ended September 30, 2021
Net sales:
Office	639,318	+15.7%	552,689
Prosumer	726,093	+10.3	658,314
Production	254,096	+24.7	203,817

External customers total	1,619,507	+14.5	1,414,820
Intersegment	4,302	+27.4	3,377

Total	1,623,809	+14.5	1,418,197
Operating cost and expenses	1,464,406	+18.0	1,240,922

Operating Profit	159,403	-10.1	177,275
Income before income taxes	169,107	-7.4	182,692

As for the Printing Business Unit, demand for office MFDs recovered. However, unit sales slightly decreased compared with the previous year due to the shortage of semiconductor chips. Revenue from services and consumables increased moderately compared with the previous year due to the recovery in work in office. As for laser printers and inkjet printers, unit sales increased significantly compared with the previous year due to recovery from stagnant production activities. However, consumables decreased compared with the previous year as demand from customers working from home slowed down. For equipment in the production printing market, sales increased compared with the previous year due to strong sales of the varioPRINT iX series of high-speed cut-sheet color inkjet presses, while revenue from services also increased. These factors resulted in total sales for the business unit of ¥1,623.8 billion, a year-on-year increase of 14.5%, while income before income taxes totaled ¥169.1 billion, a year-on-year decrease of 7.4%, due to the increased costs of parts and logistics and the increase in the ratio of hardware caused by stabilization of production supply.

Imaging Business Unit	Millions of yen (except percentage data)
	Nine months ended September 30, 2022	Change	Nine months ended September 30, 2021
Net sales:
Cameras	360,334	+17.0%	308,057
Network cameras and Others	200,362	+23.1	162,828

External customers total	560,696	+19.1	470,885
Intersegment	335	-75.2	1,350

Total	561,031	+18.8	472,235
Operating cost and expenses	478,688	+15.2	415,450

Operating Profit	82,343	+45.0	56,785
Income before income taxes	83,414	+47.3	56,619

As for the Imaging Business Unit, unit sales of mirrorless cameras were above those of the same period of the previous year due to continued strong demand for full-frame mirrorless cameras including the EOS R5 and EOS R6 as well as favorable reviews of the new EOS R7 and EOS R10 APS-C-size mirror less cameras. Unit sales of lenses increased owing to strong sales of RF-series interchangeable lenses that expanded the product lineup. As for network cameras, sales increased significantly mainly as a result of strengthening sales activities in response to diversifying market needs in addition to the recovery of products supply. As for professional video production equipment, sales of Cinema EOS-series including the new EOS R5 C, professional video cameras and broadcast lenses, were strong. These factors resulted in total sales for the business unit of ¥561.0 billion, a year-on-year increase of 18.8%, while income before income taxes increased by 47.3% year-on-year to ¥83.4 billion mainly as a result of improved profitability due to an enhanced product mix, despite non-recurring expenses relating to the closing of certain production facility.

(2)	Operating Results and Financial Conditions (continued)

Medical Business Unit	Millions of yen (except percentage data)
	Nine months ended September 30, 2022	Change	Nine months ended September 30, 2021
Net sales:
External customers total	362,240	+3.0%	351,695
Intersegment	263	+25.2	210

Total	362,503	+3.0	351,905
Operating cost and expenses	341,449	+3.2	330,718

Operating Profit	21,054	-0.6	21,187
Income before income taxes	21,621	-15.9	25,722

As for the Medical Business Unit, demand mainly for diagnostic imaging unit products recovered outside Japan due to a recovery in large investments previously held back due to the COVID-19 pandemic although demand in Japan declined this year due to a drop-off after government spending concluded last year. These factors resulted in total sales for the business unit of ¥362.5 billion, a year-on-year increase of 3.0%, while income before income taxes decreased by 15.9% year-on-year to ¥21.6 billion as a result of the increased costs of parts and logistics.

Industrial and Other Business Unit	Millions of yen (except percentage data)
	Nine months ended September 30, 2022	Change	Nine months ended September 30, 2021
Net sales:
Lithography equipment	163.256	+10.4%	147,844
Industrial equipment	63,019	-25.2	84,267
Others	109,731	+21.2	90,539

External customers total	336,006	+4.1	322,650
Intersegment	88,055	+25.2	70,348

Total	424,061	+7.9	392,998
Operating cost and expenses	380,719	+3.8	366,879

Operating Profit	43,342	+65.9	26,119
Income before income taxes	44,920	+70.9	26,292

As for the Industrial and Others Business Unit, regarding semiconductor lithography equipment, unit sales increased compared with the previous year as a result of maximizing production capacity amid strong sales for a wide range of products such as power device and logic. For FPD lithography equipment, unit sales decreased compared with the previous year, when the business unit caught up with delayed equipment installation. For OLED display manufacturing equipment, sales decreased compared with the previous year as panel manufacturers were in the midst of considering investment plans in response to diversifying OLED panel applications. These factors resulted in total sales for the business unit of ¥424.1 billion, a year-on-year increase of 7.9%, while income before income taxes totaled ¥44.9 billion, a year-on-year increase of 70.9% due to cost reduction as a result of mass production of semiconductor lithography equipment and an enhanced product mix.

(2)	Operating Results and Financial Conditions (continued)

Financial Conditions

	Millions of yen (except percentage data)
	September 30, 2022	Change	December 31, 2021
Total assets	5,301,056	+550,168	4,750,888
Total liabilities	1,946,832	+294,373	1,652,459
Canon Inc. shareholders’ equity	3,122,629	+248,856	2,873,773
Noncontrolling interests	231,595	+6,939	224,656
Total equity	3,354,224	+255,795	3,098,429
Total liabilities and equity	5,301,056	+550,168	4,750,888
Canon Inc. shareholders’ equity as a percentage of total assets	58.9%	-1.6	60.5%

Total assets increased by ¥550.2 billion to ¥5,301.1 billion at September 30, 2022, compared to the end of previous year, mainly due to the increase of cash and cash equivalents and inventories, combined with the impact of the depreciation of the yen. Inventories increased overall mainly due to higher inventory levels of main products for shopping season in fourth quarter. Total liabilities increased by ¥294.4 billion to ¥1,946.9 billion at September 30, 2022 compared to the end of previous year, mainly due to the increase of short-term loans. The balance of total equity increased by ¥255.8 billion to ¥3,354.2 billion at September 30, 2022 compared to the end of previous year, mainly due to the accumulation of retained earnings resulting from the increased net income attributable to Canon Inc. and the increase of accumulated other comprehensive income (loss) resulting from the depreciation of the yen although the payment of dividends to Canon Inc. shareholders and the repurchases of treasury stock decreased total equity. As a result, Canon Inc. shareholders’ equity as a percentage of total assets decreased by 1.6 points to 58.9% compared to the end of the previous year which still remains at a high percentage.

Cash Flows

	Millions of yen
	Nine months ended September 30, 2022	Change	Nine months ended September 30, 2021
Net cash provided by operating activities	188,481	-161,490	349,971
Net cash used in investing activities	(132,350)	+16,001	(148,351)
Free cash flow	56,131	-145,489	201,620
Net cash used in financial activities	(29,582)	+110,404	(139,986)
Effect of exchange rate changes on cash and cash equivalents	37,354	+24,432	12,922
Net change in cash and cash equivalents	63,903	-10,653	74,556
Cash and cash equivalents at beginning of period	401,395	-6,289	407,684
Cash and cash equivalents at end of period	465,298	-16,942	482,240

During the first nine months of 2022, cash flow from operating activities decreased by ¥161.5 billion year-on-year to ¥188.5 billion as a result of higher inventory levels as mentioned above in Financial Conditions, and increased payment of income taxes due to increased taxable income. Cash flow used for investing activities decreased by ¥16.0 billion year-on-year to ¥132.4 billion due to the absence of major M&A transaction and the increased sales of fixed assets resulting from optimizing a branch office capacity of an overseas sales subsidiary although capital investment to improve efficiency and productivity continued and purchases of securities increased. Canon defines “free cash flows” as cash flows from operating activities less cash flows from investing activities. Free cash flow totaled ¥56.1 billion, a decrease of ¥145.5 billion compared with that of the previous year.

Cash flow from financing activities, despite an increase in short-term loans, recorded an outlay of ¥29.6 billion mainly due to repurchases of treasury stock and dividend payout, which increased ¥30.4 billion year-on-year.

Owing to these factors, as well as the impact from foreign currency exchange adjustments, cash and cash equivalents increased by ¥63.9 billion to ¥465.3 billion from the end of the previous year.

(2)	Operating Results and Financial Conditions (continued)

Non-GAAP Financial Measures

Canon has reported its financial results in accordance with U.S. GAAP. In addition, Canon has discussed its results using “free cash flow,” which is a non-GAAP measure.

Canon believes this measure, which takes into consideration its operating and investing activities, is beneficial to an investor’s understanding of its current liquidity and the alternative uses in financing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measure calculated and presented in accordance with U.S. GAAP is set forth on the following table.

Billions of yen
Nine months ended September 30, 2022
Net cash provided by operating activities	188.5
Net cash used in investing activities	(132.4)

Free cash flow	56.1

(2)	Operating Results and Financial Conditions (continued)

Accounting Estimates and Assumptions

No material changes with respect to accounting estimates and assumptions have occurred during the nine months ended September 30, 2021.

Prioritized Management Issues to be Addressed

No material changes or issues with respect to prioritized business operations and finances have occurred during the nine months ended September 30, 2021.

Research and Development Expenses

Canon’s research and development expenses for the nine months ended September 30, 2022 totaled ¥221.1 billion.

Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the nine months ended September 30, 2022.

(2)	Prospect of Capital Investment in the first nine months of Fiscal 2022

There were no completions of new construction of assets plans, which had been in progress as of December 31, 2021, during the nine months ended September 30, 2022.

There were no significant plans relevant to the retirement of property, plant and equipment.

The new construction of property, plant and equipment, which is newly planned during the nine months ended September 30, 2022 is as follows:

Name and location	Principal activities and products manufactured
Canon Inc., Tochigi, Japan	New production base (Industrial and Others Business Unit)

(3)	Significant Business Contracts Entered into in the Third Quarter of Fiscal 2022

No material contracts were entered into during the three months ended September 30, 2022.

III.	Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of September 30, 2022
Total number of issued shares	1,333,763,464

Stock Acquisition Rights

(1)	Stock options

Not applicable.

(2)	Other stock acquisition rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this quarter	As of September 30, 2022
Issued Shares (Number of shares)	—	1,333,763,464
Common Stock (Millions of yen)	—	174,762
Additional Paid-in Capital (Millions of yen)	—	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

The information provided below is based on the latest register of shareholders as of June 30, 2022.

	As of June 30, 2022
Classification	Number of shares (shares)	Number of voting rights (units)
Shares without voting rights	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—
Shares with restricted voting rights (Others)	—	—
Shares with full voting rights (Treasury stock, etc.)	303,616,600	—
Shares with full voting rights (Others)	1,028,825,500	10,288,255
Fractional unit shares (Note)	1,321,364	—
Total number of issued shares	1,333,763,464	—
Total voting rights held by all shareholders	—	10,288,255

Note:

In “Fractional unit shares” under “Number of shares,” 46 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued
Canon Inc.	303,616,600	22.76%

Total	303,616,800	22.76%

(2)	Directors and Executive Officers

There were no changes in Directors and Audit & Supervisory Board Members, and their functions between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2021 and the end of this quarter.

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2021 and the end of this quarter.

Changes in functions of executive officers are below:

Isao Kobayashi                     (Executive Officer: Senior Vice President of Canon U.S.A., Inc.)

Seymour Liebman                (Senior Managing Executive Officer: Executive Vice President of Canon U.S.A., Inc.)

The Number of Directors and Executive Officers by Gender

Males: 50, Females: 2 (Females account for 3.8% of the total.)

The total number consisted of 10 Directors or Corporate Auditors and 42 Executive Officers as of September 30, 2022.

IV.	Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Millions of yen
	September 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents (Notes 17 and 18)	465,298	401,395
Short-term investments (Notes 2 and 17)	12,216	3,377
Trade receivables (Note 3)	572,810	522,432
Inventories (Note 4)	883,897	650,568
Prepaid expenses and other current assets (Notes 6, 11, 13 and 17)	376,297	314,489
Allowance for credit losses (Notes 3 and 6)	(15,928)	(13,916)

Total current assets	2,294,590	1,878,345

Noncurrent receivables (Note 15)	13,528	16,388
Investments (Notes 2 and 17)	60,378	60,967
Property, plant and equipment, net (Note 5)	1,056,175	1,041,403
Operating lease right-of-use assets (Note 14)	110,367	95,791
Intangible assets, net	293,625	301,793
Goodwill	987,032	953,850
Other assets (Note 6)	488,636	404,720
Allowance for credit losses (Note 6)	(3,275)	(2,369)

Total assets	5,301,056	4,750,888

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited) (continued)

	Millions of yen
	September 30, 2022	December 31, 2021
Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Notes 8 and 16)	242,789	44,891
Short-term loans related to financial services	41,500	42,300
Other short-term loans and current portion of long-term debt	201,289	2,591
Trade payables (Note 7)	392,999	338,604
Accrued income taxes	32,849	43,081
Accrued expenses (Note 15)	375,429	323,929
Current operating lease liabilities (Note 14)	33,036	30,945
Other current liabilities (Notes 11, 13 and 17)	262,349	279,383

Total current liabilities	1,339,451	1,060,833

Long-term debt, excluding current installments (Notes 8 and 16)	180,315	179,750
Accrued pension and severance cost	239,227	248,467
Noncurrent operating lease liabilities (Note 14)	77,219	65,385
Other noncurrent liabilities (Note 11)	110,620	98,024

Total liabilities	1,946,832	1,652,459

Equity:
Canon Inc. shareholders’ equity (Note 9):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	404,838	403,119
Legal reserve	64,491	68,015
Retained earnings	3,579,910	3,538,037
Accumulated other comprehensive income (loss) (Note 10)	156,987	(151,794)
Treasury stock, at cost	(1,258,359)	(1,158,366)
(Number of shares)	(318,249,191)	(287,991,705)

Total Canon Inc. shareholders’ equity	3,122,629	2,873,773
Noncontrolling interests (Note 9)	231,595	224,656

Total equity (Note 9)	3,354,224	3,098,429

Total liabilities and equity	5,301,056	4,750,888

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

Consolidated Statements of Income

	Millions of yen
	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Net sales (Notes 6, 10, 11 and 13):
Products and Equipment	2,290,449	2,040,201
Services	583,790	517,707

	2,874,239	2,557,908
Cost of sales (Notes 14 and 18):
Products and Equipment	1,290,688	1,122,750
Services	274,088	245,217

	1,564,776	1,367,967

Gross profit	1,309,463	1,189,941
Operating expenses:
Selling, general and administrative expenses (Notes 10, 14 and 18)	832,335	772,370
Research and development expenses	221,073	211,010

	1,053,408	983,380

Operating profit	256,055	206,561
Other income (deductions):
Interest and dividend income	3,167	1,519
Interest expense	(737)	(442)
Other, net (Notes 2, 10, 13 and 18)	(26,516)	23,509

	(24,086)	24,586

Income before income taxes	231,969	231,147
Income taxes	61,962	63,734

Consolidated net income	170,007	167,413
Less: Net income attributable to noncontrolling interests	10,889	12,493

Net income attributable to Canon Inc.	159,118	154,920

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 12):
Basic	153.70	148.16
Diluted	153.65	148.12

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Loss) (Unaudited) (continued)

Consolidated Statements of Comprehensive Income (Loss)

	Millions of yen
	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Consolidated net income	170,007	167,413
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	309,018	80,433
Net unrealized gains and losses on securities	(21)	—
Net gains and losses on derivative instruments	(1,867)	(324)
Pension liability adjustments	3,519	20,135

	310,649	100,244

Comprehensive income (loss) (Note 9)	480,656	267,657
Less: Comprehensive income attributable to noncontrolling interests	12,757	13,653

Comprehensive income (loss) attributable to Canon Inc.	467,899	254,004

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Loss) (Unaudited) (continued)

Consolidated Statements of Income

	Millions of yen
	Three months ended September 30, 2022	Three months ended September 30, 2021
Net sales (Notes 6, 10, 11 and 13):
Products and Equipment	793,367	660,135
Services	202,723	173,189

	996,090	833,324
Cost of sales (Notes 14 and 18):
Products and Equipment	450,569	361,809
Services	94,488	83,556

	545,057	445,365

Gross profit	451,033	387,959
Operating expenses:
Selling, general and administrative expenses (Notes 10, 14 and 18)	294,576	256,531
Research and development expenses	75,017	72,700

	369,593	329,231

Operating profit	81,440	58,728
Other income (deductions):
Interest and dividend income	1,542	482
Interest expense	(207)	(94)
Other, net (Notes 2, 10, 13 and 18)	(3,699)	20,210

	(2,364)	20,598

Income before income taxes	79,076	79,326
Income taxes	21,827	25,001

Consolidated net income	57,249	54,325
Less: Net income attributable to noncontrolling interests	3,131	5,008

Net income attributable to Canon Inc.	54,118	49,317

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 12):
Basic	52.90	47.16
Diluted	52.88	47.15

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Loss) (Unaudited) (continued)

Consolidated Statements of Comprehensive Income (Loss)

	Millions of yen
	Three months ended September 30, 2022	Three months ended September 30, 2021
Consolidated net income	57,249	54,325
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	42,987	(7,584)
Net unrealized gains and losses on securities	(21)	—
Net gains and losses on derivative instruments	617	321
Pension liability adjustments	4,254	(118)

	47,837	(7,381)

Comprehensive income (loss) (Note 9)	105,086	46,944
Less: Comprehensive income attributable to noncontrolling interests	3,965	5,235

Comprehensive income (loss) attributable to Canon Inc.	101,121	41,709

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Cash flows from operating activities:
Consolidated net income	170,007	167,413
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	166,225	161,372
(Gain) loss on disposal of fixed assets	(9,549)	6,185
Deferred income taxes	(6,081)	2,170
Decrease in trade receivables	8,399	95,423
Increase in inventories	(153,886)	(54,239)
Increase in trade payables	75,275	33,550
(Decrease) increase in accrued income taxes	(12,740)	24,503
Increase in accrued expenses	20,144	5,359
Decrease in accrued pension and severance cost	(29,442)	(31,928)
Other, net (Note 14)	(39,871)	(59,837)

Net cash provided by operating activities	188,481	349,971

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(132,251)	(123,095)
Proceeds from sale of fixed assets (Note 5)	14,316	2,102
Proceeds from maturity of held to maturity securities	2,151	—
Purchases of securities	(20,053)	(1,633)
Proceeds from sale and maturity of securities	6,518	1,707
Acquisitions of businesses, net of cash acquired	(5,890)	(29,072)
Other, net	2,859	1,640

Net cash used in investing activities	(132,350)	(148,351)

Cash flows from financing activities:
Repayments of long-term debt	(1,546)	(47,518)
Decrease in short-term loans related to financial services, net (Notes 1 and 8)	(800)	(800)
Increase (decrease) in other short-term loans, net (Notes 1 and 8)	197,840	(82)
Dividends paid	(119,326)	(88,891)
Repurchases and reissuance of treasury stock, net	(100,012)	(14)
Other, net	(5,738)	(2,681)

Net cash used in financing activities	(29,582)	(139,986)

Effect of exchange rate changes on cash and cash equivalents	37,354	12,922

Net change in cash and cash equivalents	63,903	74,556
Cash and cash equivalents at beginning of period	401,395	407,684

Cash and cash equivalents at end of period	465,298	482,240

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	657	426
Income taxes	91,607	49,543

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) are traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, as amended, the Company has prepared its annual consolidated financial statements in accordance with U.S. GAAP and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of U.S. GAAP. Certain footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

Canon has changed the presentation of “Short-term loans related to financial services” separated from “Short-term loans and current portion of long-term debt” in the consolidated balance sheets from the fourth quarter of 2021. Further, Canon has separated the presentation of “Increase (Decrease) in short-term loans related to financial services, net” from “Increase (Decrease) in short-term loans, net” and included the presentation of “Increase (Decrease) in short-term loans, net” in the consolidated statements of cash flows. These changes were made to enhance the presentation of the Company’s short-term borrowings for the users of the consolidated financial statements. To conform with the change in the presentation, the consolidated statement of cash flows for the nine months ended September 30, 2021 has been reclassified.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of September 30, 2022 and December 31, 2021 are summarized as follows:

	September 30, 2022	December 31, 2021
Consolidated subsidiaries	332	329
Affiliated companies	9	10

Total	341	339

(b)	Principles of Consolidation

The quarterly consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All material intercompany balances and transactions have been eliminated.

(c)	Recent Accounting Guidance

In November 2021, Accounting Standards Update (“ASU”) No. 2021-10, “Disclosures by Business Entities about Government Assistance”-ASC 832 (“Government Assistance”), was issued by the Financial Accounting Standards Board (“FASB”). The standard requires annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The disclosures shall include; (1) information about natures of the transactions and related accounting policies used to account for the transactions, (2) the line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item, and (3) significant terms and conditions of the transactions, including commitments and contingencies. The standard is effective for annual reporting periods beginning after December 15, 2021. Canon is currently evaluating the effect that the adoption of the standard will have on its disclosure information. Canon does not expect the adoption of the standard will have a material effect on its consolidated results of operation and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

In October 2021, ASU No. 2021-08, “Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”-ASC 805 (“Business Combinations”), was issued by FASB. The standard requires us to apply ASC 606 “Revenue from Contracts with Customers” to recognize and measure contract assets and contract liabilities acquired in a business combination. The standard is effective for interim and annual reporting periods beginning after December 15, 2022. Early application is permitted. Canon is currently evaluating the adoption date and the effect that the adoption of the standard will have on its consolidated results of operations and financial condition.

In March 2022, ASU No. 2022-02, “Troubled Debt Restructurings and Vintage Disclosures”-ASC 326 (“Credit Losses”), was issued by FASB. The standard requires us to expand disclosures for certain loan re-financings and restructurings, and requires current-period gross write-offs by year of origination for financing receivables and net investments in leases. The standard is effective for interim and annual reporting periods beginning after December 15, 2022. Early application is permitted. Canon is currently evaluating the adoption date and the effect that the adoption of the standard will have on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(2)	Investments

There were no held-to-maturity debt securities as of September 30, 2022. Held-to-maturity debt securities included in short-term investments in the accompanying consolidated balance sheet were ¥2,164 million at December 31, 2021.

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in short-term investments and investments by major security type at September 30, 2022 as follows:

	Millions of yen
	September 30, 2022
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate bonds	9,875	31	11	9,895

Noncurrent:
Corporate bonds	3,941	—	55	3,886

	13,816	31	66	13,781

There were no available-for-sale debt securities included in short-term investments and investments at December 31, 2021.

Maturities of available-for-sale securities included in short-term investments and investments in the accompanying consolidated balance sheets at September 30, 2022 are as follows:

Millions of yen
Fair value
Due within one year	9,895
Due after one year through five years	3,886

Total	13,781

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(2)	Investments (continued)

The unrealized and realized gains and losses related to equity securities for the nine months and three months ended September 30, 2022 and 2021 are as follows:

	Millions of yen
	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Net gains and (losses) recognized during the period on equity securities	(6,451)	12,863
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	61	468

Unrealized gains and (losses) recognized during the period on equity securities still held at September 30	(6,512)	12,395

	Millions of yen
	Three months ended September 30, 2022	Three months ended September 30, 2021
Net gains and (losses) recognized during the period on equity securities	(1,219)	10,781
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	83	428

Unrealized gains and (losses) recognized during the period on equity securities still held at September 30	(1,302)	10,353

The carrying amount of non-marketable equity securities without readily determinable fair value totaled ¥7,241 million and ¥6,661 million at September 30, 2022 and December 31, 2021, respectively. The impairment or other adjustments resulting from observable price changes recorded during the nine months ended September 30, 2022 and 2021 were not material.

Time deposits with original maturities of more than three months are ¥2,321 million and ¥1,213 million at September 30, 2022 and December 31, 2021, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	September 30, 2022	December 31, 2021
Notes	26,665	28,616
Accounts	546,145	493,816

Trade receivables	572,810	522,432
Allowance for credit losses	(14,153)	(12,494)

	558,657	509,938

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	September 30, 2022	December 31, 2021
Finished goods	545,455	395,381
Work in process	272,033	199,153
Raw materials	66,409	56,034

	883,897	650,568

(5)	Property, Plant and Equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	September 30, 2022	December 31, 2021
Land	280,915	276,306
Buildings	1,782,441	1,728,811
Machinery and equipment	1,939,105	1,849,271
Construction in progress	56,932	43,283
Finance lease right-of-use assets	7,916	6,533

Cost	4,067,309	3,904,204
Less: accumulated depreciation	(3,011,134)	(2,862,801)

Property, plant and equipment, net	1,056,175	1,041,403

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(6)	Lessor Accounting

Lease income is included in Products and Equipment sales in the accompanying consolidated statements of income. Supplemental income statement information is as follows:

	Millions of yen
	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Lease income – sales-type and direct financing leases
Revenue at lease commencement	81,902	63,070
Interest income on lease receivables	15,222	13,246

Sales-type and direct financing leases income total	97,124	76,316

Lease income – operating leases	25,199	19,984
Variable lease income	3,861	3,795

Total lease income	126,184	100,095

	Millions of yen
	Three months ended September 30, 2022	Three months ended September 30, 2021
Lease income – sales-type and direct financing leases
Revenue at lease commencement	30,932	19,631
Interest income on lease receivables	5,493	4,422

Sales-type and direct financing leases income total	36,425	24,053

Lease income – operating leases	9,740	6,348
Variable lease income	1,558	2,310

Total lease income	47,723	32,711

Allowance for Credit Losses

Finance receivables represent financing leases, which consist of sales-type leases and direct financing leases. These receivables typically have terms ranging from 1 year to 8 years. Finance receivables are ¥424,700 million and ¥346,624 million at September 30, 2022 and December 31, 2021, respectively.

The activities in the allowance for credit losses are as follows:

	Millions of yen
	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Balance at beginning of period	3,791	3,068
Write-offs	(1,689)	(1,232)
Provision	1,518	1,376
Translation adjustments and other	1,430	431

Balance at end of period	5,050	3,643

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(6)	Lessor Accounting (continued)

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables is evaluated collectively based on historical experiences of credit losses and reasonable and supportable forecasts. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at September 30, 2022 and December 31, 2021 are not significant.

Information about transferring finance receivables

Canon has syndication arrangements to sell its entire interests in finance receivables to the third-party financial institutions. The transactions under the arrangements are accounted for as sales in accordance with ASC 860 “Transfers and Servicing.” There were no significant transfers of finance receivables for the nine months ended September 30, 2022 and 2021. The amount that remained uncollected was ¥17,716 million and ¥23,984 million at September 30, 2022 and December 31, 2021, respectively. Cash proceeds from the transactions are included in other, net under the cash flow from operating activities in the consolidated statement of cash flows. Canon continues to provide collection and administrative services for the financial institutions. The amount associated with the servicing liability measured at fair value was not significant at September 30, 2022 and December 31, 2021. Canon also retains limited recourse obligations which cover credit defaults. The recourse obligations were not significant at September 30, 2022 and December 31, 2021.

(7)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	September 30, 2022	December 31, 2021
Notes	87,465	82,243
Accounts	305,534	256,361

	392,999	338,604

(8)	Short-Term Loans and Long-Term Debt

Short-term loans related to financial services are external loans held by Canon’s lease subsidiaries for the purpose of financing its customers through loans. Short-term loans related to financial services consisting of bank borrowings at September 30, 2022 and December 31, 2021 were ¥41,500 million and ¥42,300 million, and other short-term loans consisting of bank borrowings were ¥200,026 million and ¥1,301 million, respectively.

Canon has revolving credit facilities expiring in December 2023. The outstanding loans under the credit facilities are ¥174,000 million at a floating interest of 0.22% and Canon has no unused credit facilities as of September 30, 2022.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(9)	Equity

The changes in the carrying amounts of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the nine months ended September 30, 2022 and 2021 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2021	174,762	403,119	68,015	3,538,037	(151,794)	(1,158,366)	2,873,773	224,656	3,098,429
Equity transactions with noncontrolling interests and other		298	(4,538)	4,535			295	320	615
Dividends to Canon Inc. shareholders (115.00 yen per share)				(119,326)			(119,326)		(119,326)
Dividends to noncontrolling interests								(6,138)	(6,138)
Transfer to legal reserve		1,432	1,014	(2,446)			—		—
Comprehensive income:
Net income				159,118			159,118	10,889	170,007
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					307,209		307,209	1,809	309,018
Net unrealized gains and losses on securities					(21)		(21)		(21)
Net gains and losses on derivative instruments					(1,902)		(1,902)	35	(1,867)
Pension liability adjustments					3,495		3,495	24	3,519

Total comprehensive income (loss)							467,899	12,757	480,656

Repurchases and reissuance of treasury stock		(11)		(8)		(99,993)	(100,012)		(100,012)

Balance at September 30, 2022	174,762	404,838	64,491	3,579,910	156,987	(1,258,359)	3,122,629	231,595	3,354,224

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2020	174,762	404,620	69,436	3,409,371	(324,789)	(1,158,369)	2,575,031	209,010	2,784,041
Equity transactions with noncontrolling interests and other		(61)					(61)	1,599	1,538
Dividends to Canon Inc. shareholders (85.00 yen per share)				(88,891)			(88,891)		(88,891)
Dividends to noncontrolling interests								(5,181)	(5,181)
Transfer to legal reserve			(766)	766			—		—
Comprehensive income:
Net income				154,920			154,920	12,493	167,413
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					79,409		79,409	1,024	80,433
Net unrealized gains and losses on securities					—		—		—
Net gains and losses on derivative instruments					(347)		(347)	23	(324)
Pension liability adjustments					20,022		20,022	113	20,135

Total comprehensive income (loss)							254,004	13,653	267,657

Repurchases and reissuance of treasury stock		(10)		(11)		7	(14)		(14)

Balance at September 30, 2021	174,762	404,549	68,670	3,476,155	(225,705)	(1,158,362)	2,740,069	219,081	2,959,150

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(9)	Equity (continued)

The changes in the carrying amounts of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended September 30, 2022 and 2021 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at Jun 30, 2022	174,762	404,843	69,004	3,583,088	109,984	(1,208,355)	3,133,326	230,425	3,363,751
Equity transactions with noncontrolling interests and other		(5)	(4,538)	4,538			(5)	14	9
Dividends to Canon Inc. shareholders (60.00 yen per share)				(61,809)			(61,809)		(61,809)
Dividends to noncontrolling interests								(2,809)	(2,809)
Transfer to legal reserve			25	(25)			—		—
Comprehensive income:
Net income				54,118			54,118	3,131	57,249
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					42,166		42,166	821	42,987
Net unrealized gains and losses on securities					(21)		(21)		(21)
Net gains and losses on derivative instruments					612		612	5	617
Pension liability adjustments					4,246		4,246	8	4,254

Total comprehensive income (loss)							101,121	3,965	105,086

Repurchases and reissuance of treasury stock						(50,004)	(50,004)		(50,004)

Balance at September 30, 2022	174,762	404,838	64,491	3,579,910	156,987	(1,258,359)	3,122,629	231,595	3,354,224

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at Jun 30, 2021	174,762	404,549	68,656	3,473,914	(218,097)	(1,158,359)	2,745,425	215,922	2,961,347
Equity transactions with noncontrolling interests and other
Dividends to Canon Inc. shareholders (45.00 yen per share)				(47,060)			(47,060)		(47,060)
Dividends to noncontrolling interests								(2,076)	(2,076)
Transfer to legal reserve			14	(14)			—		—
Comprehensive income:
Net income				49,317			49,317	5,008	54,325
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(7,767)		(7,767)	183	(7,584)
Net unrealized gains and losses on securities					—		—		—
Net gains and losses on derivative instruments					315		315	6	321
Pension liability adjustments					(156)		(156)	38	(118)

Total comprehensive income (loss)							41,709	5,235	46,944

Repurchases and reissuance of treasury stock				(2)		(3)	(5)		(5)

Balance at September 30, 2021	174,762	404,549	68,670	3,476,155	(225,705)	(1,158,362)	2,740,069	219,081	2,959,150

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(10)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the nine months ended September 30, 2022 and 2021 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Net unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2021	5,519	—	(894)	(156,419)	(151,794)
Other comprehensive income (loss) before reclassifications	311,268	(28)	(7,055)	1,864	306,049
Amounts reclassified from accumulated other comprehensive income (loss)	(4,059)	7	5,153	1,631	2,732

Net change during the period	307,209	(21)	(1,902)	3,495	308,781

Balance at September 30, 2022	312,728	(21)	(2,796)	(152,924)	156,987

	Millions of yen
	Foreign currency translation adjustments	Net unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2020	(113,646)	—	100	(211,243)	(324,789)
Other comprehensive income (loss) before reclassifications	80,107	—	(2,334)	16,510	94,283
Amounts reclassified from accumulated other comprehensive income (loss)	(698)	—	1,987	3,512	4,801

Net change during the period	79,409	—	(347)	20,022	99,084

Balance at September 30, 2021	(34,237)	—	(247)	(191,221)	(225,705)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the nine months ended September 30, 2022 and 2021 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss)*
	Nine months ended September 30, 2022	Nine months ended September 30, 2021	Affected line items in consolidated statements of income
Foreign currency translation adjustments	(5,883)	(1,012)	Selling, general and administrative expenses
	1,824	314	Income taxes

	(4,059)	(698)	Consolidated net income
	—	—	Net income attributable to noncontrolling interests
	(4,059)	(698)	Net income attributable to Canon Inc.

Net unrealized gains and losses on securities	9	—	Other, net
	(2)	—	Income taxes

	7	—	Consolidated net income
	—	—	Net income attributable to noncontrolling interests
	7	—	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	7,060	2,843	Net sales
	(1,963)	(856)	Income taxes

	5,097	1,987	Consolidated net income
	56	—	Net income attributable to noncontrolling interests
	5,153	1,987	Net income attributable to Canon Inc.

Pension liability adjustments	2,460	5,349	Other, net
	(451)	(1,213)	Income taxes

	2,009	4,136	Consolidated net income
	(378)	(624)	Net income attributable to noncontrolling interests
	1,631	3,512	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	2,732	4,801

* Increase (decrease) of amounts indicate losses (gains) in the consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended September 30, 2022 and 2021 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss)*
	Three months ended September 30, 2022	Three months ended September 30, 2021	Affected line items in consolidated statements of income
Foreign currency translation adjustments	(5,883)	(1,012)	Selling, general and administrative expenses
	1,824	314	Income taxes

	(4,059)	(698)	Consolidated net income
	—	—	Net income attributable to noncontrolling interests
	(4,059)	(698)	Net income attributable to Canon Inc.

Net unrealized gains and losses on securities	9	—	Other, net
	(2)	—	Income taxes

	7	—	Consolidated net income
	—	—	Net income attributable to noncontrolling interests
	7	—	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	3,787	1,065	Net sales
	(1,049)	(314)	Income taxes

	2,738	751	Consolidated net income
	40	6	Net income attributable to noncontrolling interests

	2,778	757	Net income attributable to Canon Inc.

Pension liability adjustments	820	1,555	Other, net
	(150)	(357)	Income taxes

	670	1,198	Consolidated net income
	(125)	(210)	Net income attributable to noncontrolling interests

	545	988	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	(729)	1,047

* Increase (decrease) of amounts indicate losses (gains) in the consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(11)	Revenue

Canon recognizes contract assets primarily for unbilled receivables mainly arising from services contracts for the products of the Printing Business Unit. Contract assets are reclassified to trade receivables when they are billed under the terms of the contract. The difference between the opening and closing balances of contract assets primarily results from the timing difference of Canon’s performance and billing to customers. Contract assets at September 30, 2022 and December 31, 2021 were ¥39,835 million and ¥44,722 million respectively, and are included in prepaid expenses and other current assets in the consolidated balance sheets.

Canon typically bills to the customer when the performance obligation is satisfied and collects the payment in relatively short term except for certain maintenance service of the products of the Printing Business Unit and the Medical Business Unit and certain industrial equipment for which Canon occasionally receives the payment in advance from customers. The amount received in excess of revenue recognized is recorded as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at September 30, 2022 and December 31, 2021 were ¥148,888 million and ¥132,087 million, respectively, and are included in other current liabilities and other non-current liabilities in the accompanying consolidated balance sheets. Revenue recognized for the nine months ended September 30, 2022, which had been included in the deferred revenue balance at December 31, 2021, was ¥103,269 million.

Remaining performance obligations for products and equipment at September 30, 2022 primarily arise from the sales of certain industrial equipment, amounting to ¥142,786 million, 72% of which is expected to be recognized as revenue within one year, 24% is within two years and remaining 4% is within three years. Disclosure of remaining performance obligations is not required for the majority of service since the related revenue is recognized on an as billed basis applying the right to invoice practical expedient or is generated from the contracts with original expected duration of less than one year. The portion of fixed maintenance service contract for the products of the Printing Business Unit and the Medical Business Unit with original expected duration of more than one year is approximately 13% of total service revenue and the average remaining period for these fixed contracts as of September 30, 2022 is about two years.

Disaggregated revenues by business unit, product and geographic area are described in Note 19.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(12)	Net Income Attributable to Canon Inc. Shareholders per Share

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the nine months ended September 30, 2022 and 2021 are as follows:

	Millions of yen
	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Net income attributable to Canon Inc.	159,118	154,920
Diluted net income attributable to Canon Inc.	159,115	154,918

	Number of shares
	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Average common shares outstanding	1,035,225,840	1,045,632,929
Effect of dilutive securities:
Stock options	329,670	273,957

Diluted common shares outstanding	1,035,555,510	1,045,906,886

	Yen
	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Net income attributable to Canon Inc. shareholders per share:
Basic	153.70	148.16
Diluted	153.65	148.12

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the three months ended September 30, 2022 and 2021 are as follows:

	Millions of yen
	Three months ended September 30, 2022	Three months ended September 30, 2021
Net income attributable to Canon Inc.	54,118	49,317
Diluted net income attributable to Canon Inc.	54,117	49,316

	Number of shares
	Three months ended September 30, 2022	Three months ended September 30, 2021
Average common shares outstanding	1,023,041,561	1,045,633,285
Effect of dilutive securities:
Stock options	350,492	286,390

Diluted common shares outstanding	1,023,392,053	1,045,919,675

	Yen
	Three months ended September 30, 2022	Three months ended September 30, 2021
Net income attributable to Canon Inc. shareholders per share:
Basic	52.90	47.16
Diluted	52.88	47.15

During the nine and three months ended September 30, 2022 and 2021, there were dilutive effects from the stock options granted by the Company.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for speculative purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales is hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of September 30, 2022 are expected to be recognized in net sales over the next twelve months. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at September 30, 2022 and December 31, 2021 are set forth below:

	Millions of yen
	September 30, 2022	December 31, 2021
To sell foreign currencies	201,315	169,392
To buy foreign currencies	31,568	27,453

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at September 30, 2022 and December 31, 2021.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		September 30, 2022	December 31, 2021
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	166	42
Liabilities:
Foreign exchange contracts	Other current liabilities	2,862	777

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		September 30, 2022	December 31, 2021
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	529	23
Liabilities:
Foreign exchange contracts	Other current liabilities	3,457	1,342

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the nine and three months ended September 30, 2022 and 2021.

Derivatives in cash flow hedging relationships

	Millions of yen
Nine months ended September 30, 2022	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(9,543)	Net sales	(7,060)

	Millions of yen
Nine months ended September 30, 2021	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(3,229)	Net sales	(2,843)

	Millions of yen
Three months ended September 30, 2022	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(2,785)	Net sales	(3,787)

	Millions of yen
Three months ended September 30, 2021	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(573)	Net sales	(1,065)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Nine months ended September 30, 2022	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(15,526)

	Millions of yen
Nine months ended September 30, 2021	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(3,803)

	Millions of yen
Three months ended September 30, 2022	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(1,843)

	Millions of yen
Three months ended September 30, 2021	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	807

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(14)	Lessee Accounting

Lease costs are included in cost of sales or selling general and administrative expenses in the accompanying consolidated statements of income. Supplemental income statement information is as follows:

	Millions of yen
	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Operating lease cost	33,837	29,672
Short-term lease cost	11,261	10,435
Other lease cost	159	37

Total	45,257	40,144

	Millions of yen
	Three months ended September 30, 2022	Three months ended September 30, 2021
Operating lease cost	11,363	9,641
Short-term lease cost	4,234	3,559
Other lease cost	102	(18)

Total	15,699	13,182

Operating lease cash flow

Supplemental cash flow information is as follows.

	Millions of yen
	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Cash paid for amount included in the measurement of lease liabilities
Operating cash flows from operating leases	33,819	29,623

Noncash activity - Rights of use assets obtained in exchange for lease liabilities
Operating leases	35,644	12,577

Maturity Analysis

The following is a schedule by year of the future minimum lease payments under operating leases at September 30, 2022.

Millions of yen
Within one year	34,877
Two years	26,187
Three years	17,048
Four years	12,823
Five years	9,290
Thereafter	13,906

Total future minimum lease payments	114,131
Less Imputed Interest	(3,876)

Total	110,255

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(15)	Commitments and Contingent Liabilities

Commitments

As of September 30, 2022, commitments outstanding for the purchase of property, plant and equipment approximated ¥92,765 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥316,024 million.

Guarantees

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits mainly for restoration made under such arrangements aggregated ¥10,255 million and ¥10,812 million at September 30, 2022 and December 31, 2021, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to facilitate financing.

Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 15 years in case of employees with housing loans, and 1 year to 6 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥1,783 million at September 30, 2022. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at September 30, 2022 were not significant.

Canon also offers assurance-type warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Estimates for accrued product warranty costs are based on historical experience. Accrued product warranty costs are included in accrued expenses in the accompanying consolidated balance sheets and changes in accrued product warranty cost for the nine months ended September 30, 2022 and 2021 are summarized as follows:

Nine months ended September 30, 2022

Millions of yen
Balance at December 31, 2021	16,949
Addition	14,382
Utilization	(12,406)
Other	(348)

Balance at September 30, 2022	18,577

Nine months ended September 30, 2021

Millions of yen
Balance at December 31, 2020	14,300
Addition	11,889
Utilization	(9,734)
Other	(829)

Balance at September 30, 2021	15,626

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(15)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

(16)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at September 30, 2022 and December 31, 2021 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses, and the fair values of these instruments approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note 17, and Note 13, respectively.

	Millions of yen
	September 30, 2022		December 31, 2021
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(177,438)	(177,256)	(177,410)	(177,343)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 17.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

No single customer accounted for more than 10 percent of consolidated trade receivables as of September 30, 2022 and December 31, 2021.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(17)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at September 30, 2022 and December 31, 2021.

	Millions of yen
	September 30, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	—	2,450	—	2,450
Short-term investments:
Available-for-sale:
Corporate bonds	—	9,895	—	9,895
Investments:
Available-for-sale:
Corporate bonds	—	3,886	—	3,886
Fund trusts and others	306	436	—	742
Equity securities	21,523	—	—	21,523
Prepaid expenses and other current assets:
Derivatives	—	695	—	695

Total assets	21,829	17,362	—	39,191

Liabilities:
Other current liabilities:
Derivatives	—	6,319	—	6,319

Total liabilities	—	6,319	—	6,319

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(17)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	—	500	—	500
Short-term investments:
Available-for-sale:
Corporate bonds	—	—	—	—
Investments:
Available-for-sale:
Corporate bonds	—	—	—	—
Fund trusts and others	281	328	—	609
Equity securities	28,640	—	—	28,640
Prepaid expenses and other current assets:
Derivatives	—	65	—	65

Total assets	28,921	893	—	29,814

Liabilities:
Other current liabilities:
Derivatives	—	2,119	—	2,119

Total liabilities	—	2,119	—	2,119

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 assets and liabilities are comprised principally of corporate bonds included in cash and cash equivalents, investments or short-term investments, and derivatives. Corporate bonds included in cash and cash equivalents, and investments or short-term investments are valued using quoted prices for identical assets in markets that are not active or quotes obtained from counterparties or third parties.

Derivative financial instruments are comprised of foreign exchange contracts and valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Assets and liabilities measured at fair value on a nonrecurring basis

During the nine months ended September 30, 2022 and 2021, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(18)	Supplemental Information

Foreign Currency Exchange Gains and Losses

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other, net of other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net losses of ¥47,078 million and ¥14,384 million for the nine months ended September 30, 2022 and 2021, respectively, and were net losses of ¥10,006 million and ¥740 million for the three months ended September 30, 2022 and 2021, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were ¥29,130 million and ¥24,493 million for the nine months ended September 30, 2022 and 2021, respectively, and were ¥11,062 million and ¥9,424 million for the three months ended September 30, 2022 and 2021, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Shipping and Handling Costs

Shipping and handling costs totaled ¥43,940 million and ¥39,141 million for the nine months ended September 30, 2022 and 2021, respectively, and were ¥16,081 million and ¥12,783 million for the three months ended September 30, 2022 and 2021, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Components of Net Periodic Benefit Cost

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the nine months ended September 30, 2022 and 2021 consisted of the following components:

	Millions of yen
	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Service cost	23,871	24,444
Interest cost	9,500	8,510
Expected return on plan assets	(29,979)	(27,266)
Amortization of prior service credit	(6,197)	(6,447)
Amortization of actuarial loss	8,643	11,796
Curtailments and settlements	(622)	—

	5,216	11,037

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(18)	Supplemental Information (continued)

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the three months ended September 30, 2022 and 2021 consisted of the following components:

	Millions of yen
	Three months ended September 30, 2022	Three months ended September 30, 2021
Service cost	8,003	8,019
Interest cost	3,198	2,909
Expected return on plan assets	(10,093)	(9,219)
Amortization of prior service credit	(2,080)	(2,255)
Amortization of actuarial loss	2,902	3,810
Curtailments and settlements	15	—

	1,945	3,264

Service cost component of net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans is included in cost of sales and operating expenses in the consolidated statements of income. The components other than the service cost component are included in other, net of other income (deductions) in the consolidated statements of income.

Cash Equivalents

Certain debt securities with original maturities of three months or less of ¥2,450 million and ¥500 million at September 30, 2022 and December 31, 2021, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information

Canon operates its business in four segments: the Printing Business Unit, the Imaging Business Unit, the Medical Business Unit, and the Industrial and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Printing Business Unit:

Office multifunction devices (MFDs) / Document solutions/

Laser multifunction printers (MFPs) / Laser printers /Inkjet printers /

Image scanners / Calculators / Digital continuous feed presses /

Digital sheet-fed presses / Large format printers

Imaging Business Unit:

Interchangeable-lens digital cameras / Interchangeable lenses /

Digital compact cameras / Compact photo printers / Network cameras /

Video management software / Video content analytics software /

Digital camcorders / Digital cinema cameras /

Broadcast equipment / Multimedia projectors

Medical Business Unit:

Computed tomography (CT) systems / Diagnostic ultrasound systems /

Diagnostic X-ray systems / Magnetic resonance imaging (MRI) systems /

Clinical chemistry analyzers / Digital radiography systems /

Ophthalmic equipment

Industrial and Others Business Unit:

Semiconductor lithography equipment / FPD (Flat panel display)

lithography equipment / OLED display manufacturing equipment /

Vacuum thin-film deposition equipment / Die bonders /

Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on income before income taxes.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information about operating results for each segment for the nine months ended September 30, 2022 and 2021 is as follows:

	Millions of yen
	Printing	Imaging	Medical	Industrial and Others	Corporate and eliminations	Consolidated
2022:
Net sales:
External customers	1,619,507	560,696	362,240	336,006	(4,210)	2,874,239
Intersegment	4,302	335	263	88,055	(92,955)	—

Total	1,623,809	561,031	362,503	424,061	(97,165)	2,874,239
Operating cost and expenses	1,464,406	478,688	341,449	380,719	(47,078)	2,618,184

Operating profit	159,403	82,343	21,054	43,342	(50,087)	256,055
Other income (deductions)	9,704	1,071	567	1,578	(37,006)	(24,086)

Income before income taxes	169,107	83,414	21,621	44,920	(87,093)	231,969

2021:
Net sales:
External customers	1,414,820	470,855	351,695	322,650	(2,142)	2,557,908
Intersegment	3,377	1,350	210	70,348	(75,285)	—

Total	1,418,197	472,235	351,905	392,998	(77,427)	2,557,908
Operating cost and expenses	1,240,922	415,450	330,718	366,879	(2,622)	2,351,347

Operating profit	177,275	56,785	21,187	26,119	(74,805)	206,561
Other income (deductions)	5,417	(166)	4,535	173	14,627	24,586

Income before income taxes	182,692	56,519	25,722	26,292	(60,178)	231,147

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information about operating results for each segment for the three months ended September 30, 2022 and 2021 is as follows:

	Millions of yen
	Printing	Imaging	Medical	Industrial and Others	Corporate and eliminations	Consolidated
2022:
Net sales:
External customers	549,668	202,848	126,006	119,905	(2,337)	996,090
Intersegment	1,827	85	68	34,641	(36,621)	—

Total	551,495	202,933	126,074	154,546	(38,958)	996,090
Operating cost and expenses	510,924	166,318	119,642	138,518	(20,752)	914,650

Operating profit	40,571	36,615	6,432	16,028	(18,206)	81,440
Other income (deductions)	2,944	190	169	274	(5,941)	(2,364)

Income before income taxes	43,515	36,805	6,601	16,302	(24,147)	79,076

2021:
Net sales:
External customers	458,033	153,315	115,634	107,090	(748)	833,324
Intersegment	1,168	469	80	23,291	(25,008)	—

Total	459,201	153,784	115,714	130,381	(25,756)	833,324
Operating cost and expenses	398,900	136,045	109,731	128,906	1,014	774,596

Operating profit	60,301	17,739	5,983	1,475	(26,770)	58,728
Other income (deductions)	1,753	(53)	4,196	17	14,685	20,598

Income before income taxes	62,054	17,686	10,179	1,492	(12,085)	79,326

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Toshiba Medical Systems Corporation (currently, Canon Medical Systems Corporation) are also included in corporate expenses.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information about sales by product and service to external customers by business unit for the nine months ended September 30, 2022 and 2021 is as follows:

	Millions of yen
	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Printing
Office multifunction devices	405,028	349,596
Office others	234,290	203,093

Office	639,318	552,689
Laser printers	474,844	413,251
Inkjet printers and Others	251,249	245,063

Prosumer	726,093	658,314
Production	254,096	203,817

Total	1,619,507	1,414,820
Imaging
Cameras	360,334	308,057
Network cameras and Others	200,362	162,828

Total	560,696	470,885
Medical
Diagnostic equipment	362,240	351,695

Industrial and Others
Lithography equipment	163,256	147,844
Industrial equipment	63,019	84,267
Others	109,731	90,539

Total	336,006	322,650

Corporate	(4,210)	(2,142)

Consolidated	2,874,239	2,557,908

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information about sales by product and service to external customers by business unit for the three months ended September 30, 2022 and 2021 is as follows:

	Millions of yen
	Three months ended September 30, 2022	Three months ended September 30, 2021
Printing
Office multifunction devices	150,240	107,344
Office others	78,952	66,781

Office	229,192	174,125
Laser printers	150,131	136,373
Inkjet printers and Others	77,437	78,413

Prosumer	227,568	214,786
Production	92,908	69,122

Total	549,668	458,033
Imaging
Cameras	132,064	100,152
Network cameras and Others	70,784	53,163

Total	202,848	153,315
Medical
Diagnostic equipment	126,006	115,634

Industrial and Others
Lithography equipment	64,468	52,439
Industrial equipment	20,410	26,642
Others	35,027	28,009

Total	119,905	107,090

Corporate	(2,337)	(748)

Consolidated	996,090	833,324

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information by major geographic area for the nine months ended September 30, 2022 and 2021 is as follows:

	Millions of yen
	Japan	Americas	Europe	Asia and Oceania	Total
2022:
Net sales:	627,576	893,993	720,649	632,021	2,874,239

2021:
Net sales:	602,013	710,299	652,584	593,012	2,557,908

Information by major geographic area for the three months ended September 30, 2022 and 2021 is as follows:

	Millions of yen
	Japan	Americas	Europe	Asia and Oceania	Total
2022:
Net sales:	201,091	311,553	251,981	231,465	996,090

2021:
Net sales:	186,435	244,611	206,069	196,209	833,324

Net sales are attributed to areas based on the location where the product is shipped to the customers.

(2)	Other Information

The Board of Directors approved an interim cash dividend at the meeting held on July 26, 2022 as below:

1. Total amount of interim cash dividends:

61,809 million yen

2. Amount of an interim cash dividend per share:

60 yen

3. Payment date:

August 26, 2022

Note:

The interim dividend was paid to registered shareholders as of June 30, 2022.